Filed Pursuant To Rule 433

Registration No. 333-209926

January 13, 2017

Outlook 2017

Global economic trends and their impact on gold

Contents

The gold market in 2017 2

Introduction 2

Major trends in 2017 2

Heightened political and geopolitical risks 2

Currency depreciation 3

Rising inflation expectations 4

Inflated stock market valuations 4

Long-term Asian growth 5

Opening of new markets 6

Global economic outlook in 2017

Too accommodative policy 7

Europe: A year of political uncertainty 8

Trends to watch 8

Asia: A standout region with domestically sourced growth 9

Monetary easing has run its course 9

Outlook 2017 | World Gold Council 01

The gold market in 2017

In 2016, investors around the world returned in large numbers to the gold market, as a combination of macroeconomic drivers and pent up demand kept interest in gold high. As we start the new year, there are some concerns that US dollar strength may limit gold’s appeal. We believe that, on the contrary, not only will gold remain highly relevant as a strategic portfolio component, but also six major trends will support demand for gold throughout 2017.

Introduction

The World Gold Council’s 2017 Outlook comprises four sections. A section on major trends that will support, in our view, gold performance this year. And three short sections from notable economists, gauging the economic outlook for the US, Europe and Asia, respectively. Our guest contributors are:

• Jim O’Sullivan, Chief US Economist at High Frequency Economics, dubbed ‘most accurate forecaster in America over the past 10 years’ by MarketWatch

• John Nugée, renowned economic and geo-political commentator and former Reserves Chief Manager at the Bank of England

• David Mann, award-wining economist and Chief Economist for Asia at Standard Chartered Bank.

Major trends in 2017

The gold price had a strong performance in 2016, rising close to 10% in US dollar terms (higher in most other currencies) and amassing multi-year record inflows through physically-backed gold ETFs—making it one of the best performing assets last year, despite a post-US election pullback. And the price has gained more than 5% since the Federal Reserve (Fed) increased rates in mid-December.

But, what does 2017 hold for the gold market?

Using the economic perspective from our guest economists as a backdrop, we believe there are six major trends in the global economy that will support gold demand and influence its performance this year:

1. Heightened political and geopolitical risks

2. Currency depreciation

3. Rising inflation expectations

4. Inflated stock market valuations

5. Long-term Asian growth

6. Opening of new markets.

Heightened political and geopolitical risks

Political risk is rising. Europe will hold key elections in the Netherlands, France and Germany in 2017. As John Nugée says, the election cycle will happen “against a backdrop of continued citizen unrest, fuelled by the ongoing uneven distribution of economic welfare.” In addition, Britain must negotiate its exit from the European Union.

While the UK economy is still expanding, the pound fell sharply following the referendum decision and continues to weaken every time the markets sense that there is an increased chance of a ‘hard’ Brexit.

In the US, there are positive expectations about some of the economic proposals of President-elect Donald Trump and his team, but there are also concerns. The US dollar has gained ground since Trump swept to victory last November, but uncertainty is rife. Jim O’Sullivan sees                “a meaningful risk that negotiations on trade will turn belligerent” and suggests that “confidence in markets could be affected by geopolitical tensions triggered by    the new administration”.

As a high-quality, liquid asset, gold benefits from safe-haven inflows.

“Confidence […] could be affected by geopolitical tensions triggered by the new [US] administration”

Jim O’Sullivan, Chief US Economist High Frequency Economics

Outlook 2017 | World Gold Council    02

Gold is especially effective as a safe have during times of systemic crisis, when investors tend to withdraw from risk assets. As they pull back, gold’s correlation to stocks becomes progressively more negative and its price tends to increase. Gold historically performs better than other high-quality liquid assets during periods of crisis and that makes it an excellent liquidity provider of last resort.

In 2016, gold-backed ETFs increased their collective holdings by 536 tonnes (US$21.7bn), the highest since 2009. And while US-listed gold backed ETFs saw a 40% plus reduction in their gold holdings in Q4 2016 – relative to the three previous quarters – UK, Asian, and Continental Europe-listed ETFs fell by just 14%, 9% and 1%, respectively. In all, Europe and Asia accounted for 57%    of total ETF flows last year. And we expect that gold investment demand is likely to remain firm.

Currency depreciation

Monetary policy is likely to diverge between the US and other parts of the world. The Fed is widely expected to tighten monetary policy, but it is far from certain that other central banks may be willing and/or able to do so.

The situation in Europe is a case in point. As John Nugée states: “Europe’s economies are likely to face a continuation of the current tight fiscal, expansionary monetary policy as they have for at least the last five years.”

Since the European Central Bank announced further quantitative easing measures in January 2015, its balance sheet has increased by approximately € 1.5 trillion, resulting in an increase of 70% and bringing the current balance sheet total to more than € 3.6 trillion.

“[Policy] divergence is likely to lead […] to downward pressure on the euro and pound”

John Nugée, former Reserves Chief Manager Bank of England

This will inevitably lead to fears of currency depreciation.

In fact, over the past century, gold has vastly outperformed all major currencies as a means of exchange. One of the reasons for this is that the available supply of gold changes little over time – growing only 2% per year through mine production. In contrast, fiat money can be printed in unlimited quantities to support monetary policies.

This difference between gold and fiat currencies can drive gold investment demand as investors seek to preserve capital from depreciating currencies, exemplified by European investors last year, when they turned to gold through bars, coins and ETFs. German investors added 76.8 tonnes of gold (+76%) to ETFs in 2016. They also bought 72.3 tonnes through bars and coins between Q1 and Q3 2016 (based on the available data).

But gold’s relative steadfastness can also support central bank demand. To that end, central banks continue to acquire gold as a means of diversifying their foreign reserves and we expect them to continue to do so in 2017.

Chart 1:

All major currencies have depreciated over the past century relative to gold*

Value in gold

120 100 80 60 40 20

0

1900 1910 1920 1930 1940 1950 1960 1970 1980 1990 2000 2010

US dollar Mark** Reichsmark Deutschemark ECU Euro Yen Pound sterling Gold

*As of December 2016.

**The ‘Mark’ was the currency of the late German Empire. Originally known as the Goldmark and backed by gold until 1914, it was later called Papermark. Source:    Bloomberg, GFMS-Thomson Reuters, ICE Benchmark Administration, Metals Focus, World Gold Council

Outlook 2017 | World Gold Council 03

“Exchange rates have historically been the key channel through which Asian economies have adjusted to higher US interest rates”

David Mann, Chief Economist, Asia Standard Chartered Bank

Rising inflation expectations

Nominal interest rates are widely expected to increase in the US this year, but all the economists we spoke to forecast that inflation will rise as well.

An upward inflationary trend is likely to support demand for gold for three reasons. First, gold is historically seen as an inflation hedge. Second, higher inflation will keep real interest rates low, which in turn makes gold more attractive. And third, inflation makes bonds and other fixed income assets less appealing to long-term investors.

“[Inflation] momentum remains upward”

Jim O’Sullivan, Chief US Economist High Frequency Economics

Jim O’Sullivan expects US CPI to rise by 2.6% in 2017. And “while those inflation numbers are not high by historic standards, they would signal that momentum remains upward.” He is also concerned about the tightness of the

US labour market and consequent wage growth. In Asia, David Mann expects “exports prices to rise,” which may eventually make their way down to Western consumers.

In all, the massive amount of stimulus that has been pumped into the global economy for years may eventually create an upward spiral of price inflation that could surprise investors.

Inflated stock market valuations

Stock markets had a significant rebound in the last stretch of 2016. And while some stock markets are just recovering from lacklustre multi-year performance, stocks in the US have reached historical highs.

In many cases, valuations have been elevated, as investors increase their risk exposure in search of returns in a very low yield environment.

Until now, investors have used bonds to protect their capital in the event of a stock market correction. As rates rise, this is a less viable option – and in the meantime, the risk of a correction may be increasing. The interconnectedness of global financial markets has resulted in a higher frequency and larger magnitude of systemic risks. And as Jim O’Sullivan puts it: “The [US economic] expansion will not last forever.”

In such an environment, gold’s role as a portfolio diversifier and tail risk hedge is particularly relevant.

“Portfolio resilience and diversification in the face of shocks will be key”

John Nugée, former Reserves Chief Manager Bank of England

Outlook 2017 | World Gold Council 04

Long-term Asian growth

Macroeconomic trends in Asia will support economic growth over the coming years and, in our view, this will drive gold demand. In Asian economies, gold demand is generally closely correlated to increasing wealth. And as Asian countries have become richer, their demand for gold has increased. The combined share of world gold demand for India and China grew from 25% in the early 1990s to more than 50% by 2016. And other markets such as Vietnam, Thailand and South Korea have vibrant gold markets too.

“Asia will account for around 60% of global growth in 2017”

David Mann, Chief Economist, Asia Standard Chartered Bank

As David Mann notes. “Asia has reduced its economic exposure to the West. […] The region has achieved relatively strong growth since the global financial crisis, despite persistently weak growth in the West. Domestic demand – from both consumers and investment – is behind this resilience, and has cushioned the region against its high degree of openness to external trade. Asia will account for approximately 60% of global growth in 2017.”

While jewellery demand in China has suffered from changing consumer tastes, the investment market has undergone a remarkable period of development. In little more than 10 years its bar and coin market has become one of the world’s largest. China’s gold-backed ETFs continue to grow as well. Investors bought 30.3 tonnes of gold in 2016 through ETFs – an almost six-fold increase in assets under management. Trading volumes on the Shanghai Gold Exchange are increasing. And interest in new products continues to increase; we believe innovation should continue to support China’s gold market in years to come.

In India, the government’s decision to remove large denomination rupee notes (Rs. 500 and Rs. 1,000) took around 86% of India’s circulating cash out of its economy. While the purpose is to replace them with newly printed notes, we believe that the liquidity squeeze could have a temporary negative effect on economic growth, and may also affect gold demand in the short term. But more importantly, we believe that the transition to transparency and formalisation of the economy will lead to stronger Indian growth in the longer term, thus benefitting gold.

Chart 2:

China and Asia ex Japan and China (AxJC) will likely contribute approx. 60% of global growth in 2017*

Contribution to global growth (%) Forecast

2.0

1.5

1.0

0.5

0.0 -0.5 -1.0

-1.5

1995 1997 1999 2001 2003 2005 2007 2009 2011 2013 2015 2017 2019 US Euro area China AxJC

*Courtesy of Standard Charter Research and based on their calculations. Source: IMF, Standard Chartered Research

Outlook 2017 | World Gold Council 05

Opening of new markets

Gold is becoming more mainstream. Gold-backed ETFs made gold accessible to millions of investors, primarily in the West, over the past decade, but other markets continue to expand too. China has seen dramatic growth recent years through Gold Accumulation Plans, physically-settled gold contracts in the Shanghai Gold Exchange.

In Japan, pension funds have increased their gold holdings over the past few years. In the corporate sector, more than 200 defined-benefit pension funds have invested in gold. addition, more than 160 defined-contribution plans have added gold to their list of investments.

We expect this trend to continue and expand into Western markets, where pension funds have had to rethink asset allocation strategies following prolonged exposure to low (and even negative) interest rates. In our view, this will result in structurally higher demand.

Innovation is evident across all markets, but at the end of last year one development stood out. The Accounting and Auditing Organisation of Islamic Financial Institutions (AAOIFI), with support from the World Gold Council, launched the Shari’ah Standard for Gold, opening up the Muslim world to gold investment.

Mark Mobius of Franklin Templeton thinks that the new Shari’ah Standard on Gold will be a “game changer.”

Whereas previous Shari’ah rulings were fragmented or nonexistent, the Standard provides definitive guidance on gold products, potentially allowing millions of Muslims to invest in gold. Furthermore, Islamic finance has expanded rapidly in recent years with many countries actively promoting this sector as part of their economic development and diversification policies. These factors can potentially propel gold demand across many Muslim markets from Malaysia, the UAE and Saudi Arabia, where Islamic finance is well established, to countries such as Indonesia and Pakistan, which are pushing for Islamic finance to play a greater role in their economic infrastructure. With the size of Shari’ah-compliant AUM expected to grow to US$6.5 trillion by 2020, according to the Islamic Finance Stability Board, just a 1% allocation to gold would equate to nearly US$65 billion or 1,700 tonnes in new demand.

“[The Shari’ah Standard on Gold] will enable the foundation of what could be the most significant event for Shari’ah finance in modern times”

Dr. Mark Mobius, Executive Chairman, Templeton Emerging Markets Group

Outlook 2017 | World Gold Council 06

US: Brace for more Fed tightening

Jim O’Sullivan

Chief US economist,

High Frequency Economics

Dubbed the ‘most accurate forecaster in America over the past 10 years’ by MarketWatch, Jim O’Sullivan, sets out his views for 2017 and beyond. He suggests US economic growth will pick up pace, the Federal Reserve will tighten rates by at least 175 bps over the next two years and inflationary pressure will mount. He also fears an economic downturn is highly likely at some stage during the Trump presidency.

Looking back over the past few years, US real GDP growth has averaged a mediocre 2.1% annually since the economy began to expand in 2009. Nonetheless, the unemployment rate has plunged from a peak of 10% to below 5%. Inflation and wage gains have been tame to date, but there has been some acceleration recently, consistent with a tightening labour market.

Against this background, the Fed hiked rates in December and is signalling more hikes in 2017. Its mandate relates to the labour market and inflation and we expect the labour market to continue to tighten in 2017, adding to upward pressure on inflation and wage gains and reinforcing the case for further rate hikes.

We forecast 75 bps of Fed tightening this year, followed by another 100 bps next year. If anything, however, we see upside risk to those numbers, which already exceed what is being priced into markets.

We expect real GDP to rise at an annual rate of 2.3% in the first half of the year and 2.7% in the second half, helped by fiscal stimulus. As a result, we expect the unemployment rate to fall to 4.3% by year-end. We expect total and core CPI to rise by around 2.6%, with the PCE measure up just over 2%. While those inflation numbers are not high by historic standards, they would signal that momentum remains upward, with unemployment low enough to maintain that upward momentum unless slack starts rising again—which is unlikely without a recession.

There is plenty of potential for surprise, of course, with lots of questions to be answered. First, are we, and markets, right in assuming that there will be more follow-through on the growth-boosting parts of the Trump campaign plan than the growth-sapping parts?

On the boosting side, we expect a tax cut, albeit not as large as proposed during Trump’s campaign. On the sapping side, we expect no significant change to immigration policy and an emphasis on negotiations rather than trade-war-triggering tariffs. Of those, we are more confident on immigration, as the focus seems to be “criminal illegal immigrants.” Conversely, we still see a meaningful risk that negotiations on trade will turn belligerent. Confidence in markets could be affected by geopolitical tensions triggered by the new administration.

Too accommodative policy

Another key issue is how US and global markets respond to Fed tightening. We think equity markets could slip a little as bond yields and the dollar rise, but we are not expecting any dramatic stock market falls. Fed officials will be tightening, but rates will likely still be far from tight. In turn, however, we see upside risks on bond yields in particular.

We fear that Fed officials are under-appreciating how accommodative their policy setting is. Employment growth remains more than strong enough to keep the unemployment rate trending down, despite modest GDP growth. At the same time, wage gains and inflation are accelerating and bank lending is growing at 7-8%. This all points to an accommodative monetary policy and could mean that the tightening cycle will ultimately be much less “gradual” than is being suggested now. That could be more of a 2018 than 2017 story, but the downward momentum in unemployment and the upward momentum in wages and inflation will be important to watch in 2017.

Looking further out, we expect the already long US expansion trend to continue for a while, but chances are that it will end at some point during the Trump presidency. We don’t see much chance of recession in the year ahead, or even in 2018, but the expansion will not last forever.

Outlook 2017 | World Gold Council 07

Europe: A year of political uncertainty

John Nugée

Independent Consultant, former Chief Manager of the Reserves of the Bank of England and Director at the European Investment Bank

John Nugée, renowned economic and geopolitical commentator, expects three trends are likely to dominate Europe in 2017: a continuation of tight fiscal and loose monetary policy; an increase in unconventional economic interventions, and growing divergence with US monetary policy. These are likely to put further pressure on the euro and create rising friction between northern and southern members of the Eurozone.

The main thrust of economic policy in the wake of the 2008-2009 financial crisis has been to avoid a repeat of the 1930’s Depression. And it has not been unsuccessful.                A major post-crisis recession was averted and most economies have returned to growth.

But there has still been a surge of anti-establishment populism, because economic growth has come alongside growing financial inequality. The rich have not only survived the post-crisis austerity but, courtesy of quantitative easing and inflated asset prices, they have done increasingly well.

Seen as deeply unjust, voters now worry more about fairness and equity outcomes than economic growth alone. And there is little sign that will change in 2017: A year of elections and political negotiations beckons, against a backdrop of continued citizen unrest, and fuelled by the ongoing uneven distribution of economic welfare.

Over the next six months, Europe faces the British invocation of Article 50 (the formal statement of intent to leave the EU), the opening shots in ensuing negotiations and important elections in the Netherlands, France and possibly Italy. The orthodox political class will face further challenges from populist movements and candidates in these electoral battles, and Donald Trump is unlikely to be the last surprise victor in the votes to come.

For investors, this suggests a further year of volatility and surprises, as economic concerns continue to be overshadowed by political ones, and deeply held beliefs and long-established systems are challenged.

Trends to watch

Three trends can be foreseen in Europe. First, while Europe’s politicians will be wary of increasing austerity at this stage of the electoral cycle and there is ongoing talk of the need for infrastructure spending, the harsh realities of German insistence on fiscal orthodoxy will not entirely give way. Europe’s economies are therefore likely to face    a continuation of the current tight fiscal, expansionary monetary policy as they have for at least the last 5 years.

Second, unconventional economic policies are likely to become more common, as establishment politicians become increasingly populist. One example of this is the increasing willingness to use unorthodox taxation policies, such as fines on unpopular companies and sectors. The financial and energy sectors have long been the subject of large fines, and they are being followed by the automotive and the pharmaceutical industries.

And lastly, we are likely to see increasing policy divergence with the US, as the policy mix changes to a combination    of looser fiscal, tighter monetary stance.

The combination of looser fiscal policy and higher official rates in the US, and a continuation of tight budgets and loose monetary policy in Europe, is a significant change from recent years, when policy in both regions has been similar. The divergence is likely to lead, at least initially, to downward pressure on the euro and the pound. For Europe, a weaker euro will fuel trade surpluses in northern countries such as Germany, and put further strain on relationships between them and the rest of the Eurozone.

Faced with this mixture of political risk and policy divergence, many investors may be tempted to put their portfolios into defensive mode. But with cash continuing to yield little if any return, and markets that respond to events in counter-intuitive ways, this would be unwise. Instead, portfolio resilience and diversification in the face of shocks will be key.

Outlook 2017 | World Gold Council 08

Asia: A standout region with domestically sourced growth

David Mann

Chief Economist, Asia Standard Chartered Bank

David Mann, a prize-winning economist, believes that Asia will account for around 60% of global growth this year, cementing its economic independence from the West. Growth in China is likely to remain at current levels for most of this year. India may suffer, following the de-monetisation policy. Overall, the entire region is likely to see some exchange rate weakness, as US interest rates tighten and its economy reflates.

Asia has reduced its economic exposure to the West in recent years, achieving relatively strong growth since the global financial crisis, despite persistently weak growth    in the US and Europe. Domestic demand – from both consumers and investment – is behind this resilience,    and it has cushioned the region against its high degree of openness to external trade. Looking ahead, we believe that Asia will account for around 60% of global growth in 2017.

While we are wary of the outlook for private-sector investment and trade, given the uncertainties created by a Trump presidency in the US, we are less concerned than we might have been a decade ago, given that Asia’s economic linkages to the US are now much weaker.

China, for example, has accounted for a larger share of ASEAN’s trade than the US or EU since 2009 and this trend is likely to persist. On external trade, we see room for positive surprises in Asia’s export data in 2017, despite still-soft global growth. A partial recovery in export prices is likely to boost exports in nominal terms. But even if prices don’t rise in the coming months, export values are likely to return to growth in 2017, materialising those positive surprises by Q2. Exchange rates have historically been the key channel through which Asian economies have adjusted to higher US interest rates, so we expect emerging market Asian currencies to be at their weakest during Q2, in response to US reflation. But this should also provide a further boost to exports.

As for China, we expect growth to remain steady in the run-up to the National Party Congress in late 2017. Many longer-term challenges remain, including excess leverage, overcapacity and the demographic drag, which will kick in more aggressively from the 2020s.

But, ahead of such a politically important event, we do not expect these issues to pull growth below the current rate, in the high 6% range. This may however, mean more pain later.

Monetary easing has run its course

Although Asia is less economically dependent on the West than it once was, financial linkages to the US remain strong. This would suggest that monetary easing is mostly over, due to higher inflation and pressure to avoid divergence with the US.

It will be difficult for Asian policymakers to diverge from US monetary policy, if exchange rates remain as vulnerable as they have been since the US presidential election results. We believe therefore, that the region’s central banks are unlikely to ease policy in 2017 and beyond. However, some of the loosening of monetary conditions may happen via the exchange rate channel rather than policy rate cuts.

Our forecasts factor in still-sluggish external demand in 2017 and tighter financial conditions, due to upward pressure on US dollar funding costs and US dollar strength. While inflation is likely to rise, we expect it to remain well below the region’s longer-term historical averages.

India is a significant exception. The shock announcement in early November that it will be replacing around 85% of currency in circulation to crack down on the informal economy is causing a nationwide cash crunch and hindering formal economic activity. We have adjusted down our expectations for India’s policy rate and GDP growth over the next one to two years to reflect the consequences of this move, even after assuming some measures will be taken to support growth.

Outlook 2017 | World Gold Council 09

About the World Gold Council

The World Gold Council is the market development organisation for the gold industry. Our purpose is to stimulate and sustain demand for gold, provide industry leadership, and be the global authority on the gold market.

We develop gold-backed solutions, services and products, based on authoritative market insight and we work with a range of partners to put our ideas into action. As a result, we create structural shifts in demand for gold across key market sectors. We provide insights into the international gold markets, helping people to understand the wealth preservation qualities of gold and its role in meeting the social and environmental needs of society.

Based in the UK, with operations in India, the Far East and the US, the World Gold Council is an association whose members comprise the world’s leading gold mining companies.

World Gold Council

10 Old Bailey, London EC4M 7NG

United Kingdom

T +44 20 7826 4700 F +44 20 7826 4799 W www.gold.org

For more information

Please contact:

Juan Carlos Artigas

Director, Investment Research juancarlos.artigas@gold.org

+1 212 317 3826

Alistair Hewitt

Director, Market Intelligence alistair.hewitt@gold.org +44 20 7826 4741

Natalie Dempster

Managing Director, Central Banks & Public Policy natalie.dempster@gold.org +44 20 7826 4707

Copyright and other rights

© 2017 World Gold Council. All rights reserved. World Gold Council and the Circle device are trademarks of the World Gold Council or its affiliates.

All references to LBMA Gold Price have been provided for informational purposes only. ICE Benchmark Administration Limited accepts no liability or responsibility for the accuracy of the prices or the underlying product to which the prices may be referenced.

Other third party data and content is the intellectual property of the respective third party and all rights are reserved to them.

Any copying, republication or redistribution of content to reproduce, distribute or otherwise use the statistics and information in this report including by framing or similar means, is expressly prohibited without the prior written consent of the World Gold Council or the appropriate copyright owners except as provided below.

The use of the statistics in this report is permitted for the purposes of review and commentary (including media commentary) in line with fair industry practice, subject to the following two pre-conditions: (i) only limited extracts of data or analysis be used; and (ii) any and all use of these statistics is accompanied by a clear acknowledgement of the World Gold Council and, where appropriate, of the identified third party source, as their source. Brief extracts from the analysis, commentary and other World Gold Council material are permitted provided World Gold Council is cited as the source. It is not permitted to reproduce, distribute or otherwise use the whole or a substantial part of this document or the statistics contained within it.

Disclaimer

While every effort has been made to ensure the accuracy of the information in this document, the World Gold Council does not warrant or guarantee the accuracy, completeness or reliability of this information. The World Gold Council does not accept responsibility for any losses or damages arising directly or indirectly, from the use of this document.

The material contained in this document is provided solely for general information and educational purposes and is not and should not be construed as, an offer to buy or sell, or as a solicitation of an offer to buy or sell, gold, any gold related products or any other products, securities or investments. Nothing in this document should be taken as making any recommendations or providing any investment or other advice with respect to the purchase, sale or other disposition of gold, any gold related products or any other products, securities or investments, including without limitation, any advice to the effect that any gold related transaction is appropriate for any investment objective or financial situation of a prospective investor. A decision to invest in gold, any gold related products or any other products, securities or investments should not be made in reliance on any of the statements in this document. Before making any investment decision, prospective investors should seek advice from their own financial advisers, take into account their individual financial needs and circumstances and carefully consider the risks associated with such investment decision.

Without limiting any of the foregoing, in no event will the World Gold Council or any of its affiliates be liable for any decision made or action taken in reliance on the information in this document and, in any event the World Gold Council and its affiliates shall not be liable for any consequential, special, punitive, incidental, indirect or similar damages arising from, related to or connected with this document, even if notified of the possibility of such damages.

This document contains forward-looking statements. The use of the words “believes”, “expects”, “may”, or “suggests”, or similar terminology, identifies a statement as “forward-looking”. The forward-looking statements included in this document are based on current expectations that involve a number of risks and uncertainties. These forward-looking statements are based on the analysis of World Gold Council of the statistics available to it. Assumptions relating to the forward-looking statement involve judgments with respect to, among other things, future economic, competitive and market conditions all of which are difficult or impossible to predict accurately. In addition, the demand for gold and the international gold markets are subject to substantial risks which increase the uncertainty inherent in the forward-looking statements. In light of the significant uncertainties inherent in the forward-looking information included herein, the inclusion of such information should not be regarded as a representation by the World Gold Council that the forward-looking statements will be achieved.

The World Gold Council cautions you not to place undue reliance on its forward-looking statements. Except in the normal course of our publication cycle, we do not intend to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, and we assume no responsibility for updating any forward-looking statements.

Expressions of opinion are those of the authors and are subject to change without notice.

Outlook 2017 | World Gold Council 10

World Gold Council

10 Old Bailey, London EC4M 7NG

United Kingdom T +44 20 7826 4700 F +44 20 7826 4799 W www.gold.org

Published: January 2017

SPDR® GOLD TRUST has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the Trust and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Trust or any Authorized Participant will arrange to send you the prospectus if you request it by calling toll free at 1-866-320-4053 or contacting State Street Global Markets, LLC, One Lincoln Street, Attn: SPDR® Gold Shares, 30th Floor, Boston, MA 02111.